ATS-N/UA: Part III: Manner of Operations

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	Bruce ATS executes trades when matching two Subscriber orders. Following an execution, all sides of the trade are reported ~~by 8:15:00 A.M. ET on the next business day~~ to a Trade Reporting Facility ("TRF"). The BDO becomes a counterparty to both sides on each trade. Bruce ATS reports executed trades to the FINRA/Nasdaq TRF1 (Carteret) as its primary facility but also has the ability to use the Nasdaq TRF2 (Chicago) as a secondary or backup facility. Bruce ATS matches buyers and sellers in a single cross and reports such trades pursuant to FINRA trade reporting guidance. Through its service provider, Ocean, Bruce ATS sends a single cross report to the TRF and reports two non-media reports for each participant involved in the transaction. Bruce ATS reports all executions on its ATS under the MPID, "BOSS" with a modifier to denote their executions outside of normal market hours. Trades that are executed from 8:00:00 P.M. ET through 11:59:59 P.M. ET are reported to the Trade Reporting Facility ("TRF") by ~~48~~:15:00 A.M. ET on the following business day, designated "as/of" to denote execution on a prior day with the unique trade report modifier to denote execution outside normal market hours. Trades that are executed between 12:00:00 A.M. ET and 4:00:00 A.M. ET on exchange business days (i.e., not a weekend or exchange holiday) are reported to the TRF by ~~48~~:15:00 A.M. ET on the day of execution with the unique trade report modifier to denote execution outside normal market hours. Trades executed on weekends and exchange holidays are reported to the TRF on an "as/of" basis by ~~48~~:15:00 A.M. ET the next business day following execution.
b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No